JERASH HOLDINGS (US), INC.

147 W. 35th Street, Room #1603

New York, NY 10001

(212) 575-9085

September 19, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jerash Holdings (US), Inc. Request for Withdrawal of Post-Effective Amendment No. 1 to Registration Statement on Form S-1 File No. 333-222596

Ladies and Gentlemen:

Jerash Holdings (US), Inc. (the “Company”) respectfully requests that the Company’s Post-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-222596) and all exhibits thereto, as filed with the Securities and Exchange Commission on September 7, 2018 (the “Post-Effective Amendment”), be withdrawn effective immediately pursuant to Rule 477 under the Securities Act of 1933, as amended. The Post-Effective Amendment has not been declared effective and no securities of the Company were sold pursuant to the Post-Effective Amendment.

The Company wishes to withdraw the Post-Effective Amendment to limit the offering thereunder to the exercise of certain warrants which were originally registered with the Registration Statement on Form S-1. Accordingly, the Company intends to re-file a post-effective amendment under File No. 333-222596.

If you have any questions or comments, please contact Alexander McClean of Harter Secrest & Emery LLP at (585) 232-6500.

Very truly yours,

Jerash Holdings (US), Inc.

By:	/s/ Richard J. Shaw
Richard J. Shaw
Chief Financial Officer